UNITED STATES

SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 0-22418

ITRON, INC. INCENTIVE SAVINGS PLAN

(Full title of the plan and address of the plan, if different from that of the issuer named below)

ITRON, INC.

2818 North Sullivan Road

Spokane Valley, Washington 99216-1897

(509) 924-9900

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

ITRON, INC. INCENTIVE SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

and

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

DECEMBER 31, 2005 AND 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Itron, Inc. Incentive Savings Plan Administrative Committee

Spokane, Washington

We have audited the accompanying statement of net assets available for benefits of Itron, Inc. Incentive Savings Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Itron, Inc. Incentive Savings Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of delinquent participant contributions and the schedule of assets held at end of year are presented for purposes of additional analysis, and are not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Moss Adams LLP

Spokane, Washington

June 22, 2006

ITRON, INC. INCENTIVE SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2005	2004
ASSETS
Investments:
At fair market value
Registered investment company funds	$67,262,714	$33,066,250
Pooled separate accounts	18,815,264	10,836,917
Common/collective trust funds	14,246,737	11,331,643
Stock funds	8,666,129	6,301,552
Individually directed accounts	926,681	471,102
Participant loans	2,170,433	861,773

Total investments	112,087,958	62,869,237

Receivables:
Participants’ contributions	221,682	60,866
Employer contributions	520,853	530,286

TOTAL ASSETS	112,830,493	63,460,389

LIABILITIES
Refundable Participant contributions	(298,029)	—
Refundable Employer contributions	(17,072)	—

TOTAL LIABILITIES	(315,101)	—

NET ASSETS AVAILABLE FOR BENEFITS	$112,515,392	$63,460,389

See accompanying notes.

ITRON, INC. INCENTIVE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2005
ADDITIONS TO NET ASSETS
Investment income:
Net appreciation in fair value of investments:
Registered investment company funds	$2,742,715
Common/collective trust funds	779,326
Stock funds	4,290,393
Individually directed accounts	181,355

7,993,789

Interest and dividends	3,835,977

11,829,766

Contributions:
Participants’	6,950,598
Employer	2,392,468
Rollovers	355,918
Transfer in from acquisition	34,751,629

44,450,613

Total additions	56,280,379

DEDUCTIONS FROM NET ASSETS
Benefits paid to Participants	7,219,356
Administrative expenses	6,020

Total deductions	7,225,376

NET INCREASE	49,055,003

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	63,460,389

End of year	$112,515,392

See accompanying notes.

ITRON, INC. INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of the Plan and Basis of Presentation

Itron, Inc. (the Company or Employer) established Itron, Inc. Incentive Savings Plan (the Plan) effective March 1, 1985 (amended and restated August 5, 2005), including subsequent amendments. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended. The Plan is administered by an internal Administrative Committee and is Participant directed. The trustee of the Plan is New York Life Benefit Services LLC. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

Eligibility:

Full-time and part-time employees of the Company shall become a Participant under the Plan as soon as administratively possible following the employee’s employment dates.

The employee qualifies to receive Employer match contributions if employed on the last day of the period for which the Employer contribution is made to the Plan.

Contributions:

Each year, Participants may contribute up to 50% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Company may contribute to the Plan, on behalf of each employee eligible, a discretionary matching contribution equal to a percentage (as determined by the Company’s Board of Directors) of the elective deferrals made by each such employee. The Company’s Board of Directors may also determine to suspend or reduce its contribution for any Plan year or any portion thereof. In 2005, the Company matched 50% of Participant contributions up to 6% of the Participants’ pretax annual compensation, as defined in the Plan.

Participant accounts:

Each Participant’s account is credited with the Participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings (losses) and charged with an allocation of certain administrative expenses. Allocations are based on Participant earnings or account balances, as defined. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s vested amount.

Vesting:

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A Participant is 100% vested after five years of credited service.

Participant loans:

Participants may borrow from their fund accounts a minimum of $1,000 and up to a maximum of $50,000, or 50%, of their vested account balance. The loans are secured by the balance in the Participant’s account and bear interest at rates determined by the Administrative Committee based on the yield rates of appropriate U.S. Treasury securities. Principal and interest are paid ratably through bi-weekly payroll deductions.

Payment of benefits:

Benefits will be paid to Participants when they reach normal retirement age (age 59 1/2 or later), terminate service with the Employer, death, disability or hardship. Distributions are made in lump-sum payments, or in periodic installments over a period not exceeding 20 years, if the Participant’s vested account exceeds $5,000. A single payment distribution may also be made in the form of whole shares of Employer stock to the extent the Participant’s account is invested in Employer stock.

Forfeitures:

The Plan may treat forfeitures as a reduction of Employer contributions for the Plan year in which the forfeiture occurs or pay Plan expenses. Forfeitures used in the Plan year ended December 31, 2005 and 2004, amounted to $86,064 and $90,220, respectively. Unallocated forfeitures were $123,561 and $53,821 as of December 31, 2005 and 2004, respectively.

Hardship withdrawals:

Hardship withdrawals are permitted by the Plan in accordance with Internal Revenue Code Section 401(k).

Investment management and administrative expenses:

The Plan pays investment management fees. Expenses for administration of the Plan (recordkeeping, trustee services and consulting services) are paid directly by the Company at its election.

Plan termination:

Although the Company has not expressed any intent to do so, the Company, by resolution of its Board of Directors, reserves the right to terminate the Plan at any time, subject to Plan provisions. Upon such termination of the Plan, the interest of each Participant in the trust fund shall become fully vested and nonforfeitable.

Note 2 - Summary of Significant Accounting Policies

Valuation of investments:

The Plan’s investments are held by New York Life Benefit Services LLC. Shares of registered investment company funds, common/collective trust funds and individually directed accounts are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. Units of pooled separate accounts are considered highly liquid instruments with original maturities of three months or less. Pooled separate accounts are recorded at cost which approximates fair value. The stock funds represent shares of the Company’s common stock held by the Plan and shares of other companies’ common stock transferred into the Plan in connection with the merger of plans acquired from business acquisitions. Company stock is valued at its quoted market price. The fair value of Itron’s common stock at December 31, 2005, was $40.04 per share. Participant loans are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payments of benefits:

Benefits are recorded when paid.

Basis of accounting:

The financial statements of the Plan have been prepared on the accrual basis of accounting.

Risks and uncertainties:

The Plan provides for various investment options in any combination of mutual funds provided by the Plan. Investment securities of these types are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near-term, and that such changes could materially affect Participants’ account balances and the amounts reported in the financial statements.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions to net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Allowance for loss on receivables:

An allowance for loss on receivables has not been recorded as all receivables are deemed to be 100% collectible or adequately secured as of the date of this report.

Note 3 - Investments

The following presents investments at December 31, 2005 and 2004, which represent 5% or more of the Plan’s net assets.

	December 31,
	2005	2004
Registered investment company funds:
PIMCO Total Return Fund (Admin)	$14,464,491	$5,952,332
Artisan International Fund	10,448,393	4,683,721
Artisan Mid Cap Fund (Inv shrs)	8,481,933	6,047,434
Artisan Small Cap Value Fund	7,291,003	4,822,842
American Century Real Estate Fund	6,851,637	3,470,778
Davis New York Venture Fund (A)	6,338,359	—

Pooled separate accounts:
New York Life Insurance Anchor Account I	18,815,264	10,836,917

Common/collective trust fund:
Barclays Equity Index Fund Q	14,246,737	11,331,643

Stock fund:
Itron, Inc. Company Stock Fund	8,543,495	6,301,552

In accordance with the Plan, Participants can direct their contributions to invest in one or more of the following: PIMCO High Yield Fund (Admin), Artisan Mid Cap Fund (Inv Shrs), PIMCO Total Return Fund (Admin), Artisan Small Cap Value Fund, Artisan International Fund, American Century Real Estate Fund, Davis New York Venture Fund (A), TCW Galileo Select Equities Adv Fund, Artisan Mid Cap Value Fund, Baron Growth Fund, Barclays Equity Index Fund Q, New York Life Insurance Anchor Account I, Itron, Inc. Company Stock Fund and individually directed accounts.

Certain investment accounts are frozen, whereas no additional contributions can be made to the respective funds.

On July 1, 2004, the Company acquired Schlumberger Ltd.’s electricity metering business (SEM). As part of the acquisition, $34,751,629 of SEM’s defined contribution plan assets were transferred into the Itron, Inc. Incentive Savings Plan in May 2005.

Note 4 - Tax Status

The Plan obtained its latest determination letter dated February 10, 2005, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Administrative Committee believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Note 5 - Party in Interest Transactions

Certain Plan assets are managed by New York Life Benefit Services LLC, the custodian of the assets. Certain Plan investments are shares in Itron, Inc. common stock. The Plan also has Participant loans. These transactions qualify as party in interest transactions.

Note 6 - Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2005	2004
Net assets available for benefits per the financial statements	$112,515,392	$63,460,389
Participants’ contributions receivable	(221,682)	(60,866)
Employer contributions receivable	(520,853)	(530,286)
Refundable Participant contributions	298,029	—
Refundable Employer contributions	17,072	—

Net assets available for benefits per the Form 5500	$112,087,958	$62,869,237

The following is a reconciliation of contributions received from Participants per the financial statements for the year ended December 31, 2005, to the Form 5500:

Contributions received from Participants per the financial statements	$6,950,598
Less: Participants’ contributions receivable at December 31, 2005	(221,682)
Add: Participants’ contributions receivable at December 31, 2004	60,866
Refundable Participant contributions	298,029

Contributions received from Participants per the Form 5500	$7,087,811

The following is a reconciliation of contributions received from the Employer per the financial statements for the year ended December 31, 2005, to the Form 5500:

Contributions received from the Employer per the financial statements	$2,392,468
Less: Employer contributions receivable at December 31, 2005	(520,853)
Add: Employer contributions receivable at December 31, 2004	530,286
Refundable Employer contributions	17,072

Contributions received from the Employer per the Form 5500	$2,418,973

Note 7 - Nonexempt Transactions

During 2005, the Company did not remit $684 in Participant contributions associated with a portion of one pay cycle to the Plan on a timely basis. This late payment is considered a prohibited transaction by the Department of Labor.

Note 8 - Subsequent Events

On May 19, 2006, the Administrative Committee amended the Plan to eliminate the Itron, Inc. Company Stock Fund as an investment choice for new deferrals as of July 1, 2006, with the associated assets to remain in the fund, unless traded or disbursed at the Participant’s option.

ITRON, INC. INCENTIVE SAVINGS PLAN

SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT

CONTRIBUTIONS

Plan’s Sponsor EIN:	91-1011792
Plan Number:	001

Participants Contribution Transferred Late to Plan	Total that Constitutes Nonexempt Prohibited Transactions
$ 684	$ 684

ITRON, INC. INCENTIVE SAVINGS PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Plan’s Sponsor EIN:	91-1011792
Plan Number:	001

December 31, 2005
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity value	(d) Cost	(e) Current Value

	Registered Investment Company Funds:
	PIMCO High Yield Fund (Admin)	Registered Investment Company Funds	**	$775,817
	Artisan Mid Cap Fund (Inv Shrs)	Registered Investment Company Funds	**	8,481,933
	PIMCO Total Return Fund (Admin)	Registered Investment Company Funds	**	14,464,491
	Artisan Small Cap Value Fund	Registered Investment Company Funds	**	7,291,003
	Artisan International Fund	Registered Investment Company Funds	**	10,448,393
	American Century Real Estate Fund	Registered Investment Company Funds	**	6,851,637
	Davis New York Venture Fund (A)	Registered Investment Company Funds	**	6,338,359
	TCW Galileo Select Equities Adv Fund	Registered Investment Company Funds	**	4,330,161
	Artisan Mid Cap Value Fund	Registered Investment Company Funds	**	3,593,938
*	Mainstay Cash Reserves Fund I	Registered Investment Company Funds	**	434,360
	Baron Growth Fund	Registered Investment Company Funds	**	4,252,622
	Common/Collective Trust Funds:
	Barclays Equity Index Fund Q	Common/Collective Trust Funds	**	14,246,737
	Pooled Separate Accounts:
*	New York Life Insurance Anchor Account I	Pooled Separate Accounts	**	18,815,264
	Stock Funds:
*	Itron, Inc. Company Stock Fund	Company Stock Fund	**	8,543,495
	Schlumberger Ltd. Common Stock Fund	Company Stock Fund	**	108,905
	Transocean Inc. Common Stock Fund	Company Stock Fund	**	13,729
	Individually Directed Accounts	Individually Directed Accounts	**	926,681
*	Participant Loans (4.0% - 9.5%, secured by participant’s accounts)	Participant Loans	**	2,170,433

				$112,087,958

* Party in interest transaction as defined by ERISA.

** The cost of participant directed investments is not required to be disclosed.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Advisory Committee has duly caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized, on the 23rd of June, 2006.

ITRON, INC. INCENTIVE SAVINGS PLAN
(Name of Plan)

/s/ STEVEN M. HELMBRECHT
Steven M. Helmbrecht
Sr. Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

23.1	Consent of Moss Adams LLP, Independent Registered Public Accounting Firm